    As filed with the Securities and Exchange Commission on December 16, 1997

                                           REGISTRATION STATEMENT NO. 333-______

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            -------------------------

                            BRADLEY REAL ESTATE, INC.
             (Exact name of Registrant as specified in its charter)

              MARYLAND                                         04-6034603
  (State or other jurisdiction                             (I.R.S. Employer
of incorporation or organization)                          Identification No.)

                         40 SKOKIE BOULEVARD, SUITE 600
                         NORTHBROOK, ILLINOIS 60062-1626
                                 (847) 272-9800
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                         -------------------------------

                                THOMAS P. D'ARCY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            BRADLEY REAL ESTATE, INC.
                         40 SKOKIE BOULEVARD, SUITE 600
                         NORTHBROOK, ILLINOIS 60062-1626
                                 (847) 272-9800
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    copy to:

                              WILLIAM B. KING, P.C.
                           GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000

                          -----------------------------

 Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE


================================================================================================================================
 Title of Securities Being                              Proposed Maximum Offering  Proposed Maximum Aggregate      Amount of
         Registered           Amount to be Registered      Price Per Share(1)          Offering Price(1)       Registration Fee
--------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01          281,300                    $19.875                 $5,590,837.50             $1,650.00
         per share
================================================================================================================================


(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933 based upon the average of the high and low sales prices on the New York Stock Exchange on December 12, 1997.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                    Subject to Completion December 16, 1997

PROSPECTUS

                                 281,300 SHARES

                            BRADLEY REAL ESTATE, INC.

                                  COMMON STOCK

                                  ------------

      This Prospectus relates to the possible issuance from time to time by Bradley Real Estate, Inc. (the "Company") of up to 281,300 shares (the "Redemption Shares") of common stock, par value $0.01 per share ("Common Stock"), of the Company, if, and to the extent that, certain holders (the "Lexington Unitholders") of up to 281,300 limited partner units representing partnership interests ("Units") in Bradley Operating Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), of which the Company is the sole general partner, exchange such Units for Redemption Shares. The Units were issued to the former equity holders of Lexington Holding Company which transferred certain properties to the Operating Partnership in January 1997. Under the terms of the Second Restated Agreement of Limited Partnership of the Operating Partnership (the "Operating Partnership Agreement"), holders of Units in the Operating Partnership have the right to require the Operating Partnership to redeem their Units for cash, subject to certain restrictions. However, at the Company's election it may deliver an equivalent number of shares of Common Stock to the holders of Units in satisfaction of the Operating Partnership's obligation to redeem the Units for cash. The registration of the Redemption Shares of Common Stock offered hereby does not necessarily mean that Redemption Shares will be issued by the Company in satisfaction of the Lexington Unitholders' redemption rights.

      The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "BTR." To ensure that the Company maintains its qualification as a real estate investment trust (a "REIT") for federal income tax purposes, ownership of Common Stock by any person is limited to 9.8% of the Company's Common Stock, with certain exceptions. See "Restrictions on Transfers."

      SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR CERTAIN FACTORS RELATING
                   TO AN INVESTMENT IN THE REDEMPTION SHARES.

      The Company will not receive any proceeds from the issuance of the Redemption Shares but has agreed to bear certain expenses of registration of the Redemption Shares under federal and state securities laws. The Company will acquire additional Units in the Operating Partnership in exchange for any Redemption Shares that the Company may issue to a Unitholder pursuant to this Prospectus.

                              --------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
          AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                              --------------------

                 The date of this Prospectus is December__, 1997

                              AVAILABLE INFORMATION

        No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus or the accompanying Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter, dealer or agent. Neither the delivery of this Prospectus or, if applicable, any accompanying Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create an implication that the information contained herein or in any accompanying Prospectus Supplement is correct as of any date subsequent to the date hereof or thereof or that there has been no change in the affairs of the Company since the date hereof or hereof. Neither this Prospectus nor any accompanying Prospectus Supplement constitutes an offer to sell or a solicitation of an offer to buy Redemption Shares in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwest Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy statements and other information which the Company has filed electronically with the Commission. The address of the Commission's Web site is: http://www.sec.gov. In addition, the Common Stock is listed on the NYSE under the symbol "BTR," and such materials can be inspected and copied at the NYSE, 20 Broad Street, New York, New York 10005.

        The Company has filed with the Commission a Registration Statement on Form S-3 (No. 333- ) under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Redemption Shares. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including exhibits thereto, may be inspected and copied at the locations described above. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents previously filed by the Company with the Commission pursuant to the Exchange Act (Commission File No. 1-10328) are incorporated in this Prospectus by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30,1997; (iii) the Company's Proxy Statement dated March 31, 1997 with respect to its Annual Meeting of Stockholders on May 14, 1997; (iv) the Company's current reports on Form 8-K filed on September 12, 1997, October 6, 1997, October 17, 1997, October 22, 1997, November 24, 1997, December 1, 1997
and December 8, 1997 and (v) the description of the Company's Common Stock contained or incorporated by reference in the Company's Registration Statement on Form 8-A, filed August 8, 1994, including any amendments thereto.

        All documents filed with the Commission by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all the Redemption Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. In addition, all documents filed with the Commission by the Company pursuant to the Exchange Act after the date of the initial Registration Statement and prior to the effectiveness of the Registration Statement shall be deemed to be incorporated by reference into this Prospectus.

        Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any applicable Prospectus Supplement) or in any subsequently filed document that is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus or any Prospectus Supplement, except as so modified or superseded.

        The Company will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, at the request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to Ms. Marianne Dunn, Senior Vice President, Bradley Real Estate, Inc., 40 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062-1626, telephone (847) 272-9800.

                               PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus or incorporated herein by reference. As used herein, the term "Company" includes Bradley Real Estate, Inc., a Maryland corporation, and its subsidiaries and affiliated partnerships on a consolidated basis, or, as the context may require Bradley Real Estate, Inc. only, and, as the context may require, its predecessors.

        Statements made or incorporated in this Prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include, without limitation, statements containing the words "anticipates," "believes," expects," "intends," "future" and words of similar import which express management's belief, expectations or intentions regarding the Company's future performance or future events or trends. Forward-looking statements involve known and unknown risks, uncertainties and other factors, including those factors identified under "Risk Factors" in this Prospectus which may cause actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressly stated in or implied by such forward-looking statements. In addition, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                                   THE COMPANY

        Bradley Real Estate, Inc. is a fully-integrated real estate operating company, which owns and operates community and neighborhood shopping centers in the Midwest region of the United States. As of December 15, 1997, the Company owned 49 properties (47 shopping centers and two office/retail properties) in 11 states, aggregating approximately 9.2 million square feet of gross leasable area ("GLA"). Title to such properties is held by or for the benefit of the Operating Partnership, of which the Company is the sole general partner and the owner of approximately 96% of the economic interests in the Operating Partnership.

        The Company's strategic objective is to be an owner of grocery-anchored, open-air community and neighborhood shopping centers in the upper Midwest, generally consisting of the states of Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota and Wisconsin. The Company currently owns properties in seven states in this region. Through past experience as well as current research, the Company believes that this region is economically strong and diverse and provides a favorable environment for the acquisition, ownership and operation of retail properties. The Company evaluates prospects in both metropolitan statistical areas defined by the U.S. Census Bureau and secondary markets within this region that offer opportunities for favorable investment returns and long-term cash flow growth. The Company favors grocery-anchored centers because, based on its past experience, such properties offer strong and predictable daily consumer traffic and are less susceptible to downturns in the general economy than apparel- or leisure-anchored shopping center properties.

        As part of its ongoing business, the Company regularly evaluates, and engages in discussions with public and private entities regarding possible portfolio or asset acquisitions or business combinations. The Company seeks to create an income stream diversity across its Midwest markets to achieve sustainable growth through varied economic conditions. Since January 1, 1997, the Company has acquired 20 shopping centers which meet its investment criteria, although there can be no assurance that further acquisitions will be made within its target markets. These shopping centers are located in Illinois, Indiana, Iowa, Minnesota, Missouri and Wisconsin and have an aggregate of approximately
2.3 million square feet of GLA for an aggregate acquisition cost of approximately $151.0 million. In evaluating potential acquisitions, the Company focuses principally on community and neighborhood shopping centers in its Midwest target market that are anchored by strong national, regional and independent grocery store chains.

        The Company has elected to qualify as a REIT for federal income tax purposes since its organization in 1961. The Company is the nation's oldest continuously qualified REIT.

        The Company is incorporated under the laws of the State of Maryland. Its offices are located at 40 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062-1626. Its telephone number is (847) 272-9800.


                            TAX STATUS OF THE COMPANY

        The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code") commencing with its taxable year ending December 31, 1994. As long as the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal income tax on that portion of its ordinary income and capital gains that is currently distributed to its stockholders. REITs are subject to a number of highly technical and complex organizational and operational requirements. Although the Company believes it has operated, and intends to continue to operate, in such a manner as to qualify as a REIT under the Code, no assurance can be given that the Company will at all times so qualify. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed income. See "Federal Income Tax Considerations."


                                  RISK FACTORS

        An investment in the Redemption Shares involves various risks and, in considering whether to redeem their Units, the Unitholders should carefully consider the matters discussed under "Risk Factors."


                            SECURITIES TO BE OFFERED

        This Prospectus relates to the possible issuance by the Company of up to 281,300 Redemption Shares if, and to the extent that, certain holders of up to 281,300 Units tender such Units to the Operating Partnership for redemption and the Company exercises its contractual right to acquire such tendered Units for Redemption Shares. The Company has registered the Redemption Shares pursuant to its obligations under a registration rights agreement entered into with the Lexington Unitholders in connection with the purchase and sale of certain properties. See "Registration Rights."

        Pursuant to the Operating Partnership Agreement, each Unit may be tendered by its holder to the Operating Partnership for redemption for the cash equivalent of an equivalent number of shares of Common Stock (subject to certain adjustments to prevent dilution), provided that, at the option of the Company, the Company, as general partner, may acquire any Units so tendered for an equivalent number of shares of Common Stock (subject to certain adjustments to prevent dilution).

        The Company anticipates that it generally will elect to acquire directly Units tendered for redemption and to issue shares of Common Stock pursuant to this Prospectus in exchange therefor rather than paying cash. As a result, the Company may from time to time issue up to 281,300 Redemption Shares upon the acquisition of Units tendered to the Operating Partnership for redemption. With each such acquisition, the Company's interest in the Operating Partnership will increase.

        The Company will not receive any proceeds from the issuance of any Redemption Shares, but will acquire Units tendered to the Operating Partnership for redemption for which it elects to issue Redemption Shares.

                                  RISK FACTORS

GENERAL

        As in every business, there are risk factors that face the Company and its operations. By setting forth below some of the factors that could cause the actual results of the Company's operations or plans to differ materially from the Company's expectations as set forth in statements in this Prospectus or the applicable Prospectus Supplement or in documents incorporated by reference herein or therein that may be considered to be "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, the Company seeks to avail itself of the "safe harbor" provided in the Private Securities Litigation Reform Act of 1995.

TAX CONSEQUENCES OF EXCHANGE TO HOLDERS OF ORIGINAL UNITS

        Tax Consequences of Exchange of Units. In the event that the Company exercises its right to acquire Units tendered for redemption in exchange for cash or Redemption Shares, the Company's acquisition of such Units from the holder of such Units will be treated for tax purposes as a sale of the Units by the Unitholder. Such a sale will be fully taxable to the Unitholder and such Unitholder will be treated as realizing for tax purposes an amount equal to the sum of the cash received or the value of the Redemption Shares received in the exchange plus the amount of any Operating Partnership liabilities allocable to the exchanged Units at the time of the redemption or exchange. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash and the value of other property (e.g., Redemption Shares) received upon such disposition. See "Description of Units and Redemption of Units -- Tax Consequences of Redemption." In addition, the ability of a Unitholder to sell a substantial number of Redemption Shares in order to raise cash to pay tax liabilities associated with the redemption of Units may be limited as a result of fluctuations in the market price of the Common Stock, and the price the Unitholder receives for such shares may not equal the value of his or her Units at the time of redemption or exchange.

        In the event that the Company does not exercise its right to acquire Units tendered for redemption in exchange for Redemption Shares, and such Units are redeemed by the Operating Partnership for cash, the tax consequences may differ. See "Description of Units and Redemption of Units."

        Potential Change in Investment Upon Redemption of Units. If a Unitholder exercises the right to require the redemption of all or a portion of his Units, such Unitholder may receive cash or, at the option of the Company, Redemption Shares in exchange for his or her Units. If the Unitholder receives cash, the Unitholder will no longer have any interest in the Company (except to the extent that he or she retains Units) and will not benefit from any subsequent increases in share price and will not receive any future distributions from the Company (unless the Unitholder retains or acquires in the future additional shares of Common Stock or Units). If the Unitholder receives Common Stock, the Unitholder will become a stockholder of the Company rather than a holder of Units in the Operating Partnership. See "Description of Units and Redemption of Units --Comparison of Ownership of Units and Common Stock."

MANAGEMENT COULD CAUSE THE COMPANY TO BECOME HIGHLY LEVERAGED; INCREASE IN INTEREST RATES WILL ADVERSELY AFFECT NET INCOME AND CASH AVAILABLE FOR DISTRIBUTION

        The Amended and Restated Articles of Incorporation of the Company (the "Charter") and the Bylaws of the Company (the "Bylaws") and the Operating Partnership Agreement do not contain any limitation on the amount of indebtedness the Company or the Operating Partnership may incur. Although management attempts to maintain a balance between total outstanding indebtedness and the value of the portfolio of the Company (i.e., a ratio of debt and preferred stock to Real Estate Value of 50% or less, with "Real Estate Value" defined as net operating income divided by 10.25%), there can be no assurance that management will not alter this balance at any time. Accordingly, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's ability to make expected distributions to its stockholders and in an increased risk of default on its obligations under any outstanding indebtedness. Failure to pay its debt obligations when due could also result in the Company losing its interest in any properties that secure indebtedness included within such obligations.

        To the extent that the Company is responsible for floating rate debt (such as that incurred under the revolving line of credit) and to the extent that its exposure to increases in interest rates is not eliminated through interest rate protection or cap agreements, such increases will adversely affect the Company's net income and cash available for distribution and may affect the amount of distributions it can make to its stockholders.

        The foregoing risks associated with the debt obligations of the Company may adversely affect the market price of the Company's Common Stock and may inhibit the Company's ability to raise capital and issue equity in both the public and private markets.

RESTRICTIONS ON ABILITY OF THE COMPANY TO DISPOSE OF PROPERTIES MAY REDUCE FINANCIAL FLEXIBILITY

        Pursuant to the terms of the Company's acquisition of Tucker Properties Corporation on March 15, 1996 (the "Tucker Acquisition"), the Company, as the general partner of the Operating Partnership, may not elect to dissolve the Operating Partnership or sell all or substantially all of the assets of the Operating Partnership without the consent of a majority in interest of the limited partners, except in connection with a merger or other business combination of the Company, until March 15, 1998. Thus the Company is restricted from disposing of all or substantially all of the properties held by the Operating Partnership.

CERTAIN PROVISIONS IN ORGANIZATIONAL DOCUMENTS MAY DISCOURAGE ACQUISITION PROPOSALS

        Certain provisions contained in the Company's Charter and Bylaws may have the effect of discouraging a third party from making an acquisition proposal for the Company and may thereby inhibit a change in control of the Company. These provisions include the following: (i) the Company's Charter provides for three classes of Directors with the term of office of one class expiring each year, (ii) the Company's Bylaws provide that the holders of not less than 25% of the outstanding shares of Common Stock may call a special meeting of the Company's stockholders and (iii) the Charter generally limits any holder from acquiring more than 9.8% of the value of all outstanding capital stock of the Company. With respect to clause (ii) in the preceding sentence, a recent change in the Maryland General Corporation Law ("MGCL"), under which the Company is organized, authorizes the Directors of the Company to amend the Bylaws to increase the number of outstanding shares of Common Stock required to call a special meeting from 25% to a majority.

        These provisions could have a potential anti-takeover effect on the Company. The staggered Board provision in the Charter prevents stockholders from voting on the election of more than one class of directors at each annual meeting of stockholders and thus may have the effect of keeping the members of the Board of Directors of the Company in control for a longer period of time. The staggered Board provision and the provision in the Bylaws requiring holders of at least 25% of the outstanding shares of Common Stock to call a special meeting of stockholders may have the effect of making it more difficult for a third party to acquire control of the Company without the consent of its Board of Directors, including certain acquisitions which stockholders deem to be in their best interest. In addition, the ownership limits in the Charter may also
(x) deter certain tender offers for the shares of Common Stock which might be attractive to certain stockholders, or (y) limit the opportunity for stockholders to receive a premium for their shares of Common Stock that might otherwise exist if an investor were attempting to assemble a block of shares in excess of 9.8% of the value of the outstanding shares of Common Stock or otherwise effect a change in control.

        Maryland Business Combination Statute. Under the MGCL, certain "business combinations" (including mergers, consolidations, share exchanges, certain asset transfers and certain issuances of equity securities) between a Maryland corporation and any persons who own 10% or more of the voting power of the corporation's shares (an "Interested Stockholder") are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the holders of the corporation's shares receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for the shares that it owns. However, these provisions of Maryland law do not apply to "business combinations" with an Interested Stockholder that are approved or exempted by the board of directors of the corporation before that Interested Stockholder becomes an Interested Stockholder.

        Maryland Control Share Acquisition Statute. Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes eligible under the statute to be cast on that matter. "Control Shares" are voting shares that, if aggregated with all other such shares of stock previously acquired by the acquiror, would entitled the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of all voting power. Control Shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of Control Shares, subject to certain expenses.

        If voting rights are not approved at a meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the Control Shares (except those for which voting rights have previously been approved) for fair value. If voting rights for Control Shares are approved at a stockholder meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights.

REAL ESTATE INVESTMENT CONSIDERATIONS

Economic Trends in Midwestern Region and/or Retail Industry May Affect Cash available for Distribution

        Substantially all of the Company's properties are located in the Midwestern region of the United States and such properties consist predominantly of community and neighborhood shopping centers. The Company's performance therefore is linked to economic conditions in the Midwest and in the market for retail space generally. The market for retail space has been adversely affected by the ongoing consolidation in the retail sector, the adverse financial condition of certain large companies in this sector and the excess amount of retail space in certain markets. To the extent that these conditions impact the market rents for retail space, they could result in a reduction of cash receipts and cash available for distribution and thus affect the amount of distributions the Company can make to its stockholders.

        In addition, the Company predominantly owns and operates shopping centers catering to retail tenants. To the extent that the investing public may have a negative perception of the retail sector, the value of shares of common stock of the Company may be negatively impacted, thereby resulting in such shares trading at a discount below the inherent value of the assets of the Company as a whole.

Financial Condition of Tenants May Affect Cash Available for Distribution; Tenants in Bankruptcy May Not Make Timely Rental Payments.

        Since substantially all of the Company's income has been, and will continue to be, derived from rental income from retail shopping centers, the Company's cash receipts and cash available for distribution would be adversely affected if a significant number of tenants were unable to meet their obligations to the Company or if the Company were unable to lease, on economically favorable terms, a significant amount of space in its shopping centers. In addition, in the event of default by a tenant, the Company may experience delays and incur substantial costs in enforcing its rights as landlord.

        At any time, a tenant of the Company's properties may seek the protection of the bankruptcy laws, which could result in the rejection and termination of the tenant lease. Such an event could cause a reduction of cash receipts and cash available for distribution and thus affect the amount of distributions the Company can make to its stockholders. No assurance can be given that any present tenant which has filed for bankruptcy protection will continue making payments under its lease or that any tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will continue to make rental payments in a timely manner. In addition, a tenant may, from time to time, experience a downturn in its business, which may weaken its financial condition and result in a reduction or failure to make rental payments when due. If a lessee or sublessee defaults in its obligations to the Company, the Company may experience delays in enforcing its right as lessor or sublessor and may incur substantial costs and experience significant delays associated with protecting its investment, including costs incurred in renovating and releasing the property.

Potential Negative Effect on Revenue of Lease Termination at One North State Property

        During the year ended December 31, 1996, more than 10% of the total revenue of the Company was derived from rents and expense reimbursement from tenants of the One North State property, which is a "mixed-use" property located in downtown Chicago. The total rents currently being paid by certain of this property's tenants may be in excess of current market rates. The leases of these tenants begin to expire in 2001. One office tenant, Arthur Andersen, however, has exercised an option to terminate its lease, effective as of April 1, 1998, and has paid the Company a $1.8 million cancellation fee. The inability of the Company to lease such property, or a significant reduction in the amount of rent and expense reimbursements paid by the tenants of such property, could have an adverse impact on the operating results of the Company.

Vacancies and Lease Renewals May Reduce Cash Available for Distribution

        The Company is continually faced with expiring tenant leases at its properties. Some lease expirations provide the Company with the opportunity to increase rentals or to hold the space available for a stronger long-term tenancy. In other cases, there may be no immediately foreseeable strong tenancy for space, and the space may remain vacant for a longer period than anticipated or may be able to be re-leased only at less favorable rents. In such situations, the Company may be subject to competitive and economic conditions over which it has no control. Accordingly, there is no assurance that the effects of possible vacancies or lease renewals at such properties may not reduce the rental income and cash available for distribution below levels anticipated by the Company.

Possible Environmental Liabilities and Related Costs of Remediation May Reduce Cash Available for Distribution

        Under various federal, state and local laws, ordinances and regulations, an owner of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to use such property as collateral in its borrowings. All of the Company's properties, including those acquired in the Tucker Acquisition, have been subjected to Phase I or similar environmental audits (which involve inspection without soil sampling or ground water analysis) by independent environmental consultants. Except as described below, these environmental audit reports have not revealed any potential significant environmental liability, nor is management aware of any environmental liability with respect to the properties that it believes would have a material adverse effect on the Company's business, assets or results of operations. No assurance can be given that existing environmental studies with respect to the properties reveal all environmental liabilities or that a prior owner of any such property did not create any material environmental condition not known to management.

        Phase II site assessments of the Commons of Chicago Ridge property acquired from Tucker have disclosed the presence of contaminants in fill material and soil at the property that could be associated with the property's former use as a landfill and as the former site of an asphalt plant and storage tanks for petroleum products (which storage tanks have been removed from the property), but not at such levels as would require reporting to environmental agencies. These Phase II site assessments also disclosed the presence in groundwater of contaminants similar to those detected in the soil samples. Environmental assessments of the property have also detected methane gas, probably associated with the former use of the property as landfill. A regular maintenance program was implemented by Tucker and is being continued by the Company to control the migration and effect of the methane gas. There can be no assurance that an environmental regulatory agency such as the Illinois Environmental Protection Agency will not in the future require further investigation to determine the source and vertical and horizontal extent of the contamination. If any such investigation is required and confirms the existence of contaminants at the levels disclosed in the Phase II site assessments, it is possible that the relevant agency could require the Company to take action to address the contamination, which action could range from ongoing monitoring to remediation of the contamination. Based on the information currently available, management does not believe that the cost of responding to such contamination would be material to the Company.

        In connection with the execution of the merger agreement relating to the Tucker Acquisition, certain individuals who had previously provided a limited indemnity to Tucker for environmental liabilities at Commons of Chicago Ridge (the "Individuals") agreed to indemnify the Company and its subsidiaries and affiliates against all claims, losses, costs and expenses incurred by such parties arising out of any administrative, regulatory or judicial action, suit, investigation or proceeding in connection with any applicable environmental health or safety law regarding hazardous substances, materials, wastes or petroleum products, or any common law right of action regarding such substances, materials, wastes or products, whether brought by a governmental or regulatory authority or by a third party, that is initiated on or before October 4, 2003, with respect to conditions or acts at the Commons of Chicago Ridge which existed prior to October 4, 1993. In connection with this indemnification obligation, the Company has agreed to keep the Individuals reasonably informed of various activities relating to the property and to consult with the Individuals with respect to any potential claims, settlements and remediation which could trigger the indemnification obligations of the Individuals. There can be no assurance that the Individuals will be in a position to honor their indemnity obligations or that the liabilities may not exceed the limit of their indemnity obligations. Regardless of such indemnification, based on the information currently available, management of the Company does not believe that the environmental liabilities and expenses relating to the Commons of Chicago Ridge property would have a material effect on the liquidity, financial condition or operating results of the Company.

Possible Adverse Consequences of Limitations on Insurance

        The Company carries comprehensive general liability coverage and umbrella liability coverage on all of its properties with limits of liability which management deems adequate to insure against liability claims and provide for cost of defense. Similarly, the Company is insured against the risk of direct physical damage in amounts the Company estimates to be adequate to reimburse the Company on a replacement basis for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. Currently, the Company also insures the properties for loss caused by earthquake or flood in the aggregate amount of $10 million per occurrence. Because of the high cost of this type of insurance coverage and the wide fluctuations in price and availability, the Company has made the determination that the risk of loss due to earthquake and flood does not justify the cost to increase coverage limits any further under current market conditions. Should the availability and pricing of this coverage become more cost advantageous, management would re-evaluate its position.

UNCERTAINTY OF MEETING ACQUISITION OBJECTIVES; ACQUIRED PROPERTIES MAY NOT MEET MANAGEMENT'S EXPECTATIONS

        The Company continually seeks prospective acquisitions of additional shopping centers and portfolios of shopping centers which management believes can be purchased at attractive initial yields and/or which demonstrate the potential for revenue and cash flow growth through implementation of renovation, expansion, re-tenanting and re-leasing programs similar to those undertaken with respect to properties in its existing portfolio. There can be no assurance that the Company will effect any potential acquisition that it may evaluate. The evaluation process involves costs which are non-recoverable in the case of acquisitions which are not consummated. In addition, notwithstanding the Company's adherence to its criteria for evaluation and due diligence regarding potential acquisitions, there can be no assurance that any acquisition that is consummated will meet management's expectations.

COMPETITION COULD ADVERSELY AFFECT ABILITY TO RENT SPACE, AMOUNT OF RENTS CHARGED OR DEVELOPMENT AND ACQUISITION OPPORTUNITIES

        All of the Company's properties are located in developed areas. There are numerous other retail properties and real estate companies within the market area of each such property which compete with the Company for tenants and development and acquisition opportunities. The number of competitive retail properties and real estate companies in such areas could have a material effect on (i) the Company's ability to rent space at the properties and the amount of rents charged and (ii) development and acquisition opportunities. The Company competes for tenants and acquisitions with others who have greater resources than it does.

ADVERSE CONSEQUENCE OF FAILURE TO QUALIFY AS A REIT AND OTHER TAX RISKS

        The Company believes that it has operated in a manner that permits it to qualify as a REIT under the Code for each taxable year since its formation in 1961. Although management of the Company believes that the Company is organized and is operating in such a manner, no assurance can be given that the Company will be able to continue to operate in a manner so as to qualify or remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations and the determination of various factual matters and circumstances not entirely within the Company's control. For example, in order to qualify as a REIT, at least 95% of the Company's gross income in any year must be derived from qualifying sources and the Company must distribute annually to stockholders 95% of its REIT taxable income (excluding net capital gains). In addition, no assurance can be given that new legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. The Company, however, is not aware of any currently pending tax legislation that would adversely affect its ability to continue to operate as a REIT.

        If the Company fails to qualify as a REIT, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates. In addition, unless entitled to relief under certain statutory provisions, it will also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings of the Company available for investment or distribution to stockholders because of the additional tax liability for the year or years involved. In addition, annual distributions to stockholders would no longer be required. To the extent that distributions to stockholders would have been made in anticipation of the Company's qualifying as a REIT, the Company might be required to borrow funds or to liquidate certain of its investments to pay the applicable tax. The failure to qualify as a REIT would also constitute a default under certain debt obligations of the Company.

        In connection with the Tucker Acquisition, Tucker represented to the Company that, since its formation, it had operated so to qualify as a REIT under the Code up to the time of the Tucker Acquisition. If, in fact, Tucker failed to qualify as a REIT in any year in which it elected so to qualify, it would have become liable to pay taxes as a regular non-REIT corporation, and the liabilities of Tucker that the Company assumed upon effectiveness of the Tucker Acquisition include such tax liability. Moreover, Tucker's failure to qualify as a REIT could disqualify the Company as a REIT for the period following the Tucker Acquisition. The Company's acquisition of Tucker's general partner interest in the Operating Partnership and Tucker's indirect interests in certain subsidiary partnerships of the Operating Partnership involve special tax considerations, including the qualification of each such partnership as a "partnership" for federal income tax purposes, which also could impact the Company's ability to qualify as a REIT.

        The failure to qualify as a REIT would have a material adverse effect on an investment in the Company as the taxable income of the Company would be subject to federal income taxation at corporate rates, and, therefore, the amount of cash available for distribution to its stockholders would be reduced or eliminated.

                                   THE COMPANY

        Bradley Real Estate, Inc. is a fully-integrated real estate operating company, which owns and operates community and neighborhood shopping centers in the Midwest region of the United States. As of December 15, 1997, the Company owned 49 properties (47 shopping centers and two office/retail properties) in 11 states, aggregating approximately 9.2 million square feet of GLA. Title to such properties is held by or for the benefit of the Operating Partnership, of which the Company is the sole general partner and the owner of approximately 96% of the economic interests in the Operating Partnership.

        The Company's strategic objective is to be an owner of grocery-anchored, open-air community and neighborhood shopping centers in the upper Midwest, generally consisting of the states of Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota and Wisconsin. The Company currently owns properties in seven states in this region. Through past experience as well as current research, the Company believes that this region is economically strong and diverse and provides a favorable environment for the acquisition, ownership and operation of retail properties. The Company evaluates prospects in both metropolitan statistical areas defined by the U.S. Census Bureau and secondary markets within this region that offer opportunities for favorable investment returns and long-term cash flow growth. The Company favors grocery-anchored centers because, based on its past experience, such properties offer strong and predictable daily consumer traffic and are less susceptible to downturns in the general economy than apparel- or leisure-anchored shopping center properties.

        As part of its ongoing business, the Company regularly evaluates, and engages in discussions with public and private entities regarding possible portfolio or asset acquisitions or business combinations. The Company seeks to create an income stream diversity across its Midwest markets to achieve sustainable growth through varied economic conditions. Since January 1, 1997, the Company has acquired 20 shopping centers which meet its investment criteria, although there can be no assurance that further acquisitions will be made within its target markets. These shopping centers are located in Illinois, Indiana, Iowa, Minnesota, Missouri and Wisconsin and have an aggregate of approximately
2.3 million square feet of GLA for an aggregate acquisition cost of approximately $151.0 million. In evaluating potential acquisitions, the Company focuses principally on community and neighborhood shopping centers in its Midwest target market that are anchored by strong national, regional and independent grocery store chains.

        The Company has elected to qualify as a REIT for federal income tax purposes since its organization in 1961. The Company is the nation's oldest continuously qualified REIT.

        The Company is incorporated under the laws of the State of Maryland. Its offices are located at 40 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062-1626. Its telephone number is (847) 272-9800.


                   DESCRIPTION OF SECURITIES TO BE REGISTERED

        The description of the Company's capital stock set forth below does not purport to be complete and is qualified in its entirety by reference to the Company's Charter and Bylaws, each as amended and restated, copies of which are exhibits to the registration statement of which this Prospectus is a part.

GENERAL

        Under its Charter, the Company has authority to issue up to 150 million shares of stock, consisting of 80 million shares of Common Stock, 50 million shares of "Excess Stock" (as described below), par value $0.01 per share, and 20 million shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). Under Maryland law, stockholders generally are not responsible for a corporation's debts or obligations. As of the date of this Prospectus, there are approximately 23.0 million shares of Common Stock issued and outstanding and no Preferred Stock is outstanding. In addition, there are approximately 1,070,920 Units of the Operating

Partnership outstanding (other than those held directly by the Company); such Units may be exchanged for shares of Common Stock at the option of the Company when such Units are tendered to the Operating Partnership for redemption.

COMMON STOCK

        Upon the issuance of Redemption Shares in accordance with the provisions of the Operating Partnership Agreement, all shares of Common Stock offered hereby will be duly authorized, validly issued, fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock and to the provisions of the Company's Charter regarding Excess Stock, holders of shares of Common Stock are entitled to receive dividends on shares of Common Stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company.

        Subject to the provisions of the Company's Charter regarding Excess Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of Common Stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can, subject to any rights of holders of Preferred Stock, elect all of the directors then standing for election, and the holders of the remaining shares of Common Stock will not be able to elect any directors.

        See "--Restrictions on Transfer" below for a description of certain provisions of the Company's Charter designed to preserve the status of the Company as a qualified REIT that limit the transfer of, and provide the Company with a right to redeem, shares of Capital Stock (including shares of Common Stock) and that also provide for the conversion of such stock to Excess Stock, in certain circumstances.

        Subject to the Company's Charter regarding Excess Stock, all shares of Common Stock have equal dividend, distribution, liquidation and other rights, and have no preferences, appraisal or exchange rights. Holders of Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the Company.

        The Company furnishes its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

        Pursuant to the MGCL and the Company's Charter, the Corporation generally cannot dissolve, amend its Charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast.

        The transfer agent and registrar for the Common Stock is BankBoston, N.A., c/o Boston EquiServe, P.O. Box 8040, Boston, MA 02266.

PREFERRED STOCK

        Shares of Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors of the Company. Prior to issuance of shares of each series, the Board of Directors is required by the MGCL and the Company's Charter to fix for each series, subject to the provisions of the Company's Charter regarding Excess Stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and/or terms or conditions of redemption, as are permitted by the MGCL. The Preferred Stock will, when issued, be fully paid and nonassessable by the Company and will have no preemptive rights, other than as determined by the Board of Directors. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of Common Stock might believe to be in their best interests or in which holders of some, or a majority, of Common Stock might receive a premium for their shares over the then-current market price of such shares of Common Stock. As of the date hereof, no shares of Preferred Stock are outstanding.


                            RESTRICTIONS ON TRANSFERS

        For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year (other than the first year), and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year. The Charter of the Company contains provisions, designed to preserve the status of the Company as a qualified REIT, that limit any holder from owning, or being deemed to own by virtue of the attribution provisions of the Code, shares of capital stock having a value that is more than 9.8% (the "Ownership Limit") of the value of all outstanding capital stock of the Company. The Charter provides that each person (which includes natural persons, corporations, trusts, partnerships and other entities) shall be deemed to own stock that such person
(i) actually owns, (ii) constructively owns after applying attribution rules specified in the Code, and (iii) has the right to acquire upon exercise of any rights, options or warrants or conversion of any convertible securities held by such person. The fact that certain affiliated entities, such as separate mutual funds advised by the same investment adviser, may own more than 9.8% of the value of all outstanding capital stock in the aggregate will not of itself result in the Ownership Limit being exceeded, merely because a single person may be considered to be the "beneficial owner" of such stock for purposes of Section 13(g) of the Exchange Act. The Board of Directors may waive the Ownership Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not then or in the future jeopardize the Company's status as a REIT and if the Board of Directors decides that such waiver is in the best interests of the Company.

        Any transfer of capital stock or any Security convertible into capital stock that would create direct or indirect ownership of capital stock in excess of the Ownership Limit or that would result in the disqualification of the Company as a REIT, including any transfer that results in the Company being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the capital stock. Shares of capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of the Ownership Limit will automatically be exchanged for shares of Excess Stock that will be transferred, by operation of law, to a trustee (to be named by the Board of Directors of the Company, but unaffiliated with the Company) as trustee for the exclusive benefit (except to the extent described below) of one or more charitable beneficiaries designated from time to time by the Company. The Excess Stock held in trust will be considered as issued and outstanding shares of stock of the Company, will be entitled to receive distributions declared by the Company and may be voted by the trustee for the exclusive benefit of the charitable beneficiary. Any dividend or distribution paid to a purported transferee of Excess Stock prior to the discovery by the Company that capital stock has been transferred in violation of the provisions of the Company's Charter (a "prohibited transfer") shall be repaid to the Company upon demand and thereupon paid over by the Company to the trustee. Any votes of holders of shares of capital stock purported to have been cast by a purported transferee prior to such discovery of a prohibited transfer will be retroactively deemed not to have been cast, but said retroactive nullification of the vote of the relevant shares of capital stock shall not adversely affect the rights of any person (other than the purported transferee) who has relied in good faith upon the effectiveness of the matter that was the subject of the stockholder action as to which such votes were cast.

        Excess Stock is not transferable. Subject to the redemption rights of the Company discussed below, the trustee of the trust may, however, sell and transfer the interest in the trust to a transferee in whose hands the interest in the trust representing Excess Stock would not be an interest in Excess Stock, and upon such sale the shares of Excess Stock represented by the sold interest shall be automatically exchanged for shares of capital stock of the class that was originally exchanged into such Excess Stock. Upon such sale, the trustee shall distribute to the purported transferee only so much of the sales proceeds as is not more than the price paid by the purported transferee in the prohibited transfer that resulted in the exchange of Excess Stock for the capital stock purported to have been transferred (or, if the purported transferee received such capital stock by gift, devise or otherwise without giving value for such stock, only an amount that does not exceed the market price for such stock, as determined in the manner set forth in the Charter, at the time of the prohibited transfer), and the trustee shall distribute all remaining proceeds from such sale to the charitable beneficiary.

        In addition to the foregoing transfer restrictions, the Company will have the right, for a period of 90 days during the time any Excess Stock is held by the trustee, to purchase all or any portion of the Excess Stock from the trustee for the lesser of the price paid for the capital stock by the original purported transferee (or, if the purported transferee received such capital stock by gift, devise or otherwise without giving value for such stock, the market price of the capital stock at the time of such prohibited transfer) or the market price of the capital stock on the date the Company exercises its option to purchase. Upon any such purchase by the Company, the trustee shall distribute the purchase price to the original purported transferee. The 90-day period begins on the date on which the Company receives written notice of the prohibited transfer or other event resulting in the exchange of capital stock for Excess Stock.

        If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring the Excess Stock and to hold the Excess Stock on behalf of the Company.

        These restrictions will not preclude settlement of transactions on the NYSE or any other stock exchange on which capital stock of the Company is listed. The foregoing restrictions on transferability and ownership also will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to continue to qualify as a REIT.

        The Company's Charter requires that, upon demand by the Company, each stockholder and each proposed transferee of capital stock will disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of shares of stock as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

        The Ownership Limitation provided by the Company's Charter may have the effect of delaying, deferring or preventing the acquisition of control of the Company. However, the Charter provides that the Ownership Limit shall not apply to shares of capital stock acquired pursuant to an all cash tender offer for all outstanding shares of capital stock in conformity with applicable laws where not less than two-thirds of the outstanding shares of capital stock (not including securities held by the tender offeror and/or its affiliates and associates) are tendered and accepted pursuant to such tender offer and where the tender offeror commits in such tender offer, if the offer is accepted by the holders of two-thirds of the outstanding stock, promptly after the tender offeror's purchase of the tendered stock to give any non-tendering stockholders a reasonable opportunity to put their capital stock to the tender offeror at a price not less than that paid pursuant to the tender offer.

                  DESCRIPTION OF UNITS AND REDEMPTION OF UNITS

GENERAL

        Each Unitholder may, subject to certain limitations, require that the Operating Partnership redeem all or a portion of such holder's Units (the "Redemption Right"). This Redemption Right shall be exercised pursuant to a notice of redemption delivered to the Operating Partnership, with a copy delivered to the Company, by the Unitholder exercising the Redemption Right. Upon redemption, a Unitholder will receive for each Unit redeemed cash in an amount equal to the market value of a share of Common Stock (subject to certain adjustments to prevent dilution) plus any distribution amount owed but not yet paid to the Unitholder, provided that the Company may, in its sole discretion, by notice to the redeeming Unitholder within five business days after receipt of the notice of redemption, elect to acquire any Unit presented to the Operating Partnership for redemption by paying to the Unitholder cash in the amount described above or one share of Common Stock (subject to the same adjustments). When determining the amount of a cash redemption, the market value of Common Stock will be equal to the average of the closing trading price of the Common Stock on the NYSE (or substitute information, if no such closing price is available) for the ten trading days before the day on which the redemption notice was received by the Operating Partnership. An acquisition by the Company pursuant to this Redemption Right will be treated as a sale of the Units to the Company for federal income tax purposes. See "-- Tax Consequences of Redemption" below. Upon any redemption such Unitholder's right to receive distributions with respect to the Units redeemed will cease. If the Company elects to redeem the Units for Redemption Shares, a Unitholder will have all rights as a stockholder of the Company, including the right to receive dividends, from the time of its acquisition of the Redemption Shares.

        The Company anticipates that it generally will elect to acquire any Units presented to the Operating Partnership for redemption by the issuance of the Redemption Shares pursuant to this Prospectus. However, under the terms of the Operating Partnership Agreement, no redemption can occur if the delivery of Redemption Shares would be prohibited under the provisions of the Company's Charter that protect the Company's qualification as a REIT. In this circumstance Bradley has agreed to elect to acquire any Units presented for redemption for cash, not Redemption Shares.

TAX CONSEQUENCES OF REDEMPTION

        The following discussion summarizes certain federal income tax considerations that may be relevant to a Unitholder who exercises his right to require the redemption of his Units.

        Tax Treatment of Exchange or Redemption of Units. If the Company elects to purchase Units tendered for redemption, the Operating Partnership Agreement provides that each of the redeeming Unitholders, the Operating Partnership and the Company, as the case may be, shall treat the transaction between the redeeming Unitholder and the Company as a sale of Units by the Unitholder at the time of such redemption. Such sale will be fully taxable to the redeeming Unitholder and such redeeming Unitholder will be treated as realizing for tax purposes an amount equal to the sum of the cash value or the value of the Redemption Shares plus the amount of any Operating Partnership liabilities allocable to the redeemed Units at the time of the redemption. The determination of the amount of gain or loss is discussed more fully below. If the Company does not elect to purchase a Unitholder's Units tendered for redemption and the Operating Partnership redeems such Units for cash that the Company contributes to the Operating Partnership to effect such redemption, the redemption likely would be treated for tax purposes as a sale of such Units to the Company in a fully taxable transaction, although the matter is not free from doubt. In that event, the redeeming partner would be treated as realizing an amount equal to the sum of the cash received in the exchange plus the amount of any Operating Partnership liabilities allocable to the redeemed Units at the time of the redemption. The determination of the amount and character of gain or loss in the event of such a sale is discussed more fully below. See "--Tax Treatment of Disposition of Units by a Unitholder Generally" below.

        If the Company does not elect to purchase Units tendered for redemption and the Operating Partnership redeems a Unitholder's Units for cash that is not contributed by the Company to effect the redemption, although not free from doubt, the tax consequences would likely be the same as described in the previous paragraph, except that if the Operating Partnership redeems less than all of a Unitholder's Units, the Unitholder would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash, plus the amount of any Operating Partnership liabilities allocable to the redeemed Units, exceeded the Unitholder's adjusted basis in all of such Unitholder's Units immediately before the redemption, unless the Redemption were treated as a disguised sale. See "Potential Application of the Disguised Sale Regulations to a Redemption of Units" below.

        If the Company contributes cash to the Operating Partnership to effect a redemption, and the form of the transaction is respected for tax purposes so that the redemption transaction is treated as the redemption of the Unitholder's Units by the Operating Partnership rather than a sale of Units to the Company, the income tax consequences to a Unitholder would be as described in the preceding paragraph.

        Tax Treatment of Disposition of Units by a Unitholder Generally. If a Unit is disposed of in a manner that is treated as a sale of the Unit, or a Unitholder otherwise disposes of a Unit, the determination of gain or loss from the sale or other disposition will be based on the difference between the amount considered realized for tax purposes and the tax basis in such Unit. See "-- Basis of Units" below. Upon the sale of a Unit, the "amount realized" will be measured by the sum of the cash and fair market value of other property (e.g., Redemption Shares) received plus the amount of any Operating Partnership liabilities allocable to the Units sold. To the extent that the amount of cash or property received plus the allocable share of any Operating Partnership liabilities exceeds the Unitholder's basis for the Units disposed of, such Unitholder will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash and/or the value of any other property (e.g., Redemption Shares) received upon such disposition.

        Except as described below, any gain recognized upon a sale or other disposition of Units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of a Unit attributable to a Unitholder's share of "unrealized receivables" of the Operating Partnership (as defined in Section 751 of the Code) exceeds the basis attributed to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in Operating Partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the Operating Partnership had sold its assets at their fair market value at the time of the transfer of a Unit.

        Basis of Units. In general, a Unitholder who acquired his Units by contribution of property and/or money to the Operating Partnership had an initial tax basis in his Units ("Initial Basis") equal to the sum of (i) the amount of money contributed (or deemed contributed as described below) and (ii) his adjusted tax basis in any other property contributed in exchange for such Units, and less the amount of any money distributed (or deemed distributed, as described below) in connection with the acquisition of the Units. The Initial Basis of Units acquired by other means would have been determined under the general rules of the Code, including the partnership provisions, governing the determination of tax basis. Other rules, including the "disguised sale" rules discussed below, also may affect Initial Basis, and Unitholders are urged to consult their own tax advisors regarding their Initial Basis. A Unitholder's Initial Basis in his Units generally is increased by (i) such Unitholder's share of Operating Partnership taxable and tax-exempt income and (ii) increases in such Unitholder's allocable share of liabilities of the Operating Partnership (including any increase in his share of liabilities occurring in connection with the acquisition of his Units). Generally, such Unitholder's basis in his Units is decreased (but not below zero) by (i) such Unitholder's share of Operating Partnership distributions, (ii) decreases in such Unitholder's allocable share of liabilities of the Operating Partnership (including any decrease in his share of liabilities of the Operating Partnership occurring in connection with the acquisition of his Units), (iii) such Unitholder's share of losses of the Operating Partnership and (iv) such Unitholder's share of nondeductible expenditures of the Operating Partnership that are not chargeable to his capital account.

        Potential Application of the Disguised Sale Regulations to a Redemption of Units. There is a risk that a redemption by the Operating Partnership of Units issued in exchange for a contribution of property to the

Operating Partnership may cause the original transfer of property to the Operating Partnership in exchange for Units to be treated as a "disguised sale" of property. Section 707 of the Code and the Treasury Regulations thereunder (the "Disguised Sale Regulations") generally provide that, unless one of the prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (which may include the assumption of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. Further, the Disguised Sale Regulations provide generally that, in the absence of an applicable exception, if money or other consideration is transferred by a partnership to a partner within two years of the partner's contribution of property, the transactions are presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. The Disguised Sale Regulations also provide that if two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale.

        Accordingly, if a Unit is redeemed by the Operating Partnership from a Unitholder who holds Units that were issued in exchange for a contribution of property to the Operating Partnership, the Internal Revenue Service (the "IRS") could contend that the Disguised Sale Regulations apply because the Unitholder will thus receive cash subsequent to a previous contribution of property to the Operating Partnership. In that event, the IRS could contend that the contribution was taxable as a disguised sale under the Disguised Sale Regulations. Any gain recognized thereby may be eligible for installment reporting under Section 453 of the Code, subject to certain limitations. In addition, in such event, the Disguised Sale Regulations might apply to cause a portion of the proceeds received by a redeeming Unitholder to be characterized as original issue discount on a deferred obligation which would be taxable as interest income in accordance with the provisions of Section 1272 of the Code. Each Unitholder is advised to consult its own tax advisors to determine whether redemption of its Units could be subject to the Disguised Sale Regulations.

COMPARISON OF OWNERSHIP OF UNITS AND COMMON STOCK

        The nature of any investment in Common Stock of the Company is generally economically equivalent to an investment in Units in the Operating Partnership. There are, however, some differences between ownership of Units and ownership of Common Stock, some of which may be material to investors. The information below highlights a number of significant differences between the Operating Partnership and the Company relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation and compares certain legal rights associated with the ownership of Units and Common Stock, respectively. These comparisons are intended to assist Unitholders in understanding how their investment will be changed if their Units are acquired for Common Stock. This discussion is summary in nature and does not constitute a complete discussion of these matters, and holders of Units should carefully review the balance of this Prospectus and the registration statement of which this Prospectus is a part for additional important information about the Company.

        Form of Organization and Assets Owned. The Operating Partnership is organized as a Delaware limited partnership and is the entity through which the Company conducts substantially all of its business and owns (either directly or indirectly through subsidiaries) substantially all of its assets. The Board of Directors of the Company manages the affairs of the Operating Partnership by directing the affairs of the Company.

        The Company is a Maryland corporation which has elected to be taxed as a REIT under the Code and intends to maintain its qualifications as a REIT. The Company maintains a general partner interest in the Operating Partnership, which gives the Company an indirect investment in those properties and other assets owned by the Operating Partnership. The Company also owns 2 properties directly, both of which are held for the benefit of the Operating Partnership. The Company currently owns an approximately 96% economic interest in the Operating Partnership, and such interest will increase as Units are redeemed for cash or acquired by the Company.

        Length of Investment. The Operating Partnership has a stated termination date of December 31, 2050, although it may be terminated earlier under certain circumstances. The Company has a perpetual term and intends to continue its operations for an indefinite time period.

        Nature of Investment and Distribution Rights. The Units constitute equity interests entitling each Unitholder to his pro rata share of cash distributions made to the Unitholders of the Operating Partnership. In general, the Operating Partnership Agreement provides for operating distributions to be made first to the Unitholders in an amount equal to the lesser of (i) 99% of the cash available for distribution from the Operating Partnership and (ii) an amount calculated in a manner intended to provide the Unitholders with distributions on each of their Units equal to the dividend yield for the same period on a share of Common Stock. Any remaining cash from operations available for distributions will be distributed to the Company as general partner. The Operating Partnership Agreement generally provides for liquidating distributions to the Unitholders equal to either (i) an amount per Unit intended to equal the amount distributed with respect to each share of Common Stock upon the liquidation of the Company or (ii) in the event that the Operating Partnership is liquidated other than in connection with the liquidation of the Company, an amount per Unit equal to the then market price of a share of Common Stock; provided, however, that the Unitholders will not receive more than 99% of any proceeds available for distribution from the liquidation of the Operating Partnership. Any remaining liquidation proceeds will be distributed to the Company as the general partner.

        The Common Stock constitutes an equity interest in the Company. The Company is entitled to receive any operating cash flow and capital cash flow remaining after a distribution to the Unitholders has been effected, and each stockholder will be entitled to his pro rata share of any dividends or distributions paid with respect to Common Stock. The dividends payable to the stockholders are not fixed in amount and are only paid if, when and as declared by the Board of Directors. In order to qualify as a REIT, the Company must distribute at least 95% of its taxable income (excluding capital gains), and any taxable income (including capital gains) not distributed will be subject to corporate income tax.

        As a partnership, the Operating Partnership is not subject to federal income taxation. In determining their federal income tax, partners of the Operating Partnership, including Unitholders, must take into account their allocable share of partnership income, gain, deduction and loss (regardless of whether distributed), and otherwise are subject to the rules governing the taxation of partnerships and partners. By contrast, Unitholders who receive Redemption Shares upon exercise of their redemption rights will be taxed on such investment in accordance with the rules governing REITs. See "Federal Income Tax Considerations."

        Issuance of Additional Units. The issuance of additional Units, and the relative rights, powers and duties of such Units, will be at the discretion of the Company, as the sole general partner of the Operating Partnership. Notwithstanding the foregoing, in connection with the Tucker Acquisition, the Company as the general partner, agreed until March 15, 1998 (i) not to cause the Operating Partnership to issue additional Units with rights, powers and duties senior to the Units held by the existing Unitholders, and (ii) not to permit the Operating Partnership to issue additional Units if the issuance of such Units would cause a material adverse tax consequence to the Unitholders (determined in the manner described in the Operating Partnership Agreement), other than in connection with the merger, consolidation or combination of the general partner or its affiliates.

        Liquidity. Subject to certain exceptions, a Unitholder may transfer all or any portion of his Units with or without the consent of the general partner. However, the general partner, in its sole and absolute discretion, may or may not consent to the admission as a Unitholder of any transferee of such Units. If the general partner does not consent to the admission of a permitted transferee, the transferee shall be considered an assignee of an economic interest in the Operating Partnership but will not be a holder of Units for any other purpose; as such the assignee will not be permitted to vote on any affairs or issues on which a Unitholder may vote.

        The Units are freely transferable (i) either by will, the laws of intestacy or otherwise to the legal representative or successor of the transferring Unitholder who shall be bound in all respects by the terms of the Operating Partnership Agreement; (ii) for inter vivos transfers for estate planning purposes; or (iii) for pledges to secure the repayment of a loan. Other transfers are subject to the consent and approval of the general partner. Pursuant to the Operating Partnership Agreement, the general partner may, in its sole and absolute discretion, transfer its interest in the Operating Partnership; provided, however, that, until March 15, 1998, the general partner shall not without the consent of the majority of the limited partners, transfer its interest to any of its affiliates other than an affiliate whose securities will become issuable upon redemption of the Units.

        The Redemption Shares will be transferable subject to the requirements of the Securities Act. The Common Stock is listed on the NYSE. The breadth and strength of this market will depend, among other things, upon the number of shares outstanding, the Company's financial results and prospects, the general interest in the Company's and other real estate investments and the Company's dividend yield compared to that of other debt and equity securities.

        Purchase and Permitted Investments. The purpose of the Operating Partnership includes the conduct of any business that relates to the properties of the Operating Partnership, except that the Operating Partnership Agreement requires the business of the Operating Partnership to be conducted in such a manner that will permit the Company to be classified as a REIT for Federal income tax purposes. The Operating Partnership may, subject to the foregoing limitation, invest or enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity. Under its Charter, the Company may engage in any lawful activity permitted under Maryland law.

        The Board of Directors of the Company may issue, in its discretion, additional equity securities consisting of shares of Common Stock or Preferred Stock; provided, that the total number of shares issued does not exceed the authorized number of shares of capital stock set forth in the Company's Charter.

        Borrowing Policies. The Operating Partnership has no restrictions on borrowings, and the general partner, which is controlled by the Company, has full power and authority to borrow money on behalf of the Operating Partnership.

        The Company is not restricted under its governing instruments from incurring borrowings.

        Other Investment Restrictions. Other than restrictions precluding investments by the Operating Partnership that would adversely affect the qualification of the Company as a REIT, there are no restrictions upon the Operating Partnership's authority to enter into certain transactions, including, among others, making investments, lending Operating Partnership funds, or reinvesting the Operating Partnership's cash flow and net sale or refinancing proceeds.

        Neither the Company's Charter nor its Bylaws impose any restrictions upon the types of investments made by the Company.

        Management Control. All management powers over the business and affairs of the Operating Partnership are vested in the Company and no Unitholder of the Operating Partnership has any right to participate in or exercise control or management power over the business and affairs of the Operating Partnership. The Operating Partnership Agreement provides that the Company shall be reimbursed for all expenses incurred by it relating to the management and business of the Operating Partnership.

        The Board of Directors has exclusive control over the Company's business and affairs subject only to the restrictions in the Charter and the Bylaws. The Board of Directors is classified into three classes. At each annual meeting of the stockholders, the successors of the class of Directors whose terms expire at that meeting will be elected. The policies adopted by the Board of Directors may be altered or eliminated without advice of the stockholders. Accordingly, except for their vote in the elections of Directors, stockholders have no control over the ordinary business policies of the Company.

        Management Liability and Indemnification. The Operating Partnership Agreement generally provides that the general partner and any person acting on its behalf will incur no liability to the Operating Partnership or any Unitholder for any act or omission within the scope of the general partner's authorities, provided the general partner's or such other person's action or omission to act was taken in good faith and in the belief that such action or omission was in the best interests of the Company and its affiliates, and provided further, that the general partner's or such other person's actions or omissions shall not constitute actual fraud or gross negligence or deliberately dishonest conduct.

        The Operating Partnership Agreement also provides for the indemnification of the general partner and its affiliates and any individual acting on their behalf from any loss, damage, claim or liability, including, but not limited to, reasonable attorneys' fees and expenses, incurred by them by reason of any act performed by them in accordance with the standards set forth above or in enforcing the provisions of this indemnity.

        The Company's Charter eliminates, to the fullest extent permitted under the MGCL, the personal liability of a director to the Company or its stockholders for monetary damages for breaches of such director's duty of care or other duties as a director. The effect of this provision in the Charter is generally to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior). This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or recession in the event of a breach of a director's duty of care. These provisions will not alter the liability of a director under federal securities laws.

        Anti-takeover Provisions. Except in limited circumstances, the general partner has exclusive management power over the business and affairs of the Operating Partnership. The general partner may not be removed by the Unitholders with or without cause.

        The Charter and Bylaws of the Company and Maryland law contain a number of provisions that may have the effect of delaying or discouraging an unsolicited proposal for the acquisition of the Company or the removal of incumbent management. See "Risk Factors -- Certain Provisions in Organizational Documents May Discourage Acquisition Proposals."

        Voting Rights. Under the Operating Partnership Agreement, the Company as general partner may take any action in a manner which it reasonably believes is in the best interests of the Company stockholders or complies with the REIT requirements for the Company. Holders of Units may not elect directors, or elect or remove the Company as the general partner of the Operating Partnership. Until March 15, 1998, the general partner may not elect to dissolve the partnership or sell all or substantially all of the assets of the partnership without the consent of a majority in interest of the limited partners, except in connection with a merger or other business combination of the general partner or its affiliates. The Operating Partnership Agreement provides for no other voting rights for the Unitholders.

        Stockholders of the Company have the right to vote, among other things, on a merger or sale of all or substantially all of the assets of the Company, certain amendments to the Charter and dissolution of the Company. Under MGCL and the Charter, the sale of all or substantially all of the assets of the Company or any merger or consolidation of the Company requires the approval of the Board of Directors and holders of a majority of the outstanding shares of Common Stock. No approval of the stockholders is required for the sale of less than all or substantially all of the Company's assets. Under Maryland law and the Charter and Bylaws, the Board of Directors must obtain approval of holders of not less than a majority of all outstanding shares of capital stock of the Company in order to dissolve the Company.

        The Company is managed and controlled by a Board of Directors consisting of three classes having staggered terms of office. Each class is to be elected by the stockholders at annual meetings of the Company. All shares of Common Stock have one vote, and the Charter permits the Board of Directors to classify and issue Preferred Stock in one or more series having voting power which may differ from that of the Common Stock.

         Amendment of the Partnership Agreement or the Company's Charter. Generally, the Operating Partnership Agreement may be amended by the general partner without the consent of the Unitholders, except that certain amendments which alter or change the distribution rights or redemption rights of a Unitholder shall require the consent of the Unitholders holding a majority in interest of Units.

        Amendments to the Charter must be approved by the Board of Directors and generally by the vote of a majority of the votes entitled to be cast at a meeting of stockholders except as otherwise provided by law. The Board of Directors may, however, amend the Charter without any action of the stockholders in certain respects to preserve the Company's REIT qualification.

        Compensation, Fees and Distributions. The general partner is not entitled to receive any compensation for its services as general partner of the Operating Partnership. As a partner in the Operating Partnership, however, the general partner has the same right to allocations and distributions as other partners of the Operating Partnership. In addition, the Operating Partnership will reimburse the general partner for administrative expenses incurred relating to the ongoing operation of the Company and certain other expenses arising in connection with its role as general partner.

        The Directors and officers of the Company receive compensation for their services.

        Liability of Investors. Under the Operating Partnership Agreement and applicable Delaware law, the liability of the limited partners for the Operating Partnership's debts and obligations is generally limited to the amount of their investment in the Operating Partnership.

        Under the MGCL, stockholders generally are not personally liable for the debts or obligations of the Company. See "Description of Securities to be Registered--General."

                               REGISTRATION RIGHTS

        The statements made under this heading relating to the Registration Rights Agreement (as defined below) are summaries of the material provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the Registration Rights Agreement, a copy of which has been filed as an exhibit to the registration statement of which this Prospectus is a part. The registration of the Redemption Shares pursuant to the Registration Statement of which this Prospectus is a part will discharge certain of the Company's obligations under the terms of a Registration Rights Agreement dated as of January 1, 1997 (the "Registration Rights Agreement").

        Pursuant to the Registration Rights Agreement, the Company has agreed to pay all expenses of effecting the registration of the Redemption Shares (other than brokerage and underwriting commissions and taxes of any kind and any legal, accounting and other expenses incurred by the Lexington Unitholders). The Company also has agreed to indemnify each Lexington Unitholders under the Registration Rights Agreement and its officers, directors and other affiliated persons and any person who controls any Lexington Unitholders against certain losses, claims, damages and expenses arising under the securities laws in connection with the Registration Statement or this Prospectus, subject to certain limitations. In addition, each Lexington Unitholders under the Registration Rights Agreement severally agreed to indemnify the Company, its officers, directors and other affiliated persons and any person who controls the Company against all losses, claims, damages and expenses, subject to certain limitations, arising under the securities laws insofar as such loss, claim, damage or expense relates to written information furnished to the Company by such Lexington Unitholders for use in the Registration Statement or Prospectus or an amendment or supplement thereto or the failure by such Lexington Unitholders to deliver or cause to be delivered this Prospectus or any amendment or supplement thereto to any purchaser of shares covered by the Registration Statement from such Lexington Unitholders through no fault of the Company.


                        FEDERAL INCOME TAX CONSIDERATIONS

        The Company has elected to qualify as a REIT under the Code. In the opinion of Goodwin, Procter & Hoar LLP, the Company has been organized in conformity with the requirements for qualification as a REIT under the Code, and its manner of operation has met and will continue to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on various assumptions and is conditioned upon representations made by the Company as to factual matters and the continuation of such factual matters. Investors should be aware, however, that opinions of counsel are not binding upon the IRS or any court. Moreover, such qualification and taxation as a REIT in any tax year depends upon the Company's ability to meet in its actual results for the tax year the various source of income, ownership of assets, distribution and diversity of ownership requirements of the Code for qualification as a REIT, which results will not be reviewed by Goodwin, Procter & Hoar LLP. Accordingly, no assurance can be given that the actual results of the Company for any particular tax year will in fact satisfy the requirements for qualification. Likewise, although the Company believes that it has operated in a manner which satisfies the REIT qualification requirements under the Code since its organization in 1961, no assurance can be given that the Company's qualification as a REIT will not be challenged by the IRS for taxable years still subject to audit.

        The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Company and its stockholders. For the particular provisions that govern the federal income tax treatment of the Company and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference. This discussion does not address any state tax considerations or issues that arise as a result of an investor's special circumstances or special status under the Code.

        Under the Code, if certain requirements are met in a taxable year, including the requirement that the REIT distribute to its stockholders at least 95% of its real estate investment trust taxable income (computed without regard to the dividends paid deduction and the Company's net capital gain) for the taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. However, the Company may be subject to federal income tax under certain circumstances, including taxes at regular corporate rates on any undistributed REIT taxable income or net capital gains, the alternative minimum tax on its items of tax preference, and taxes imposed on income and gain generated by certain extraordinary transactions. As discussed below, however, for taxable years beginning after December 31, 1997, stockholders may be credited for all or a portion of the taxes paid by the Company on its retained net capital gains. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders. For additional discussion of certain issues relating to the Company's qualification as a REIT that arise as a result of its merger acquisition of Tucker Properties Corporation in March 1996, see "Risk Factors -- Adverse Consequences of Failure to Qualify as a REIT and Other Tax Risks."

        The Company may elect to retain and pay income tax on its net long-term capital gains received during the taxable year. For taxable years beginning after December 31, 1997, if the Company so elects for a taxable year, the stockholders would include in income as long-term capital gains their proportionate share of such portion of the Company's undistributed long-term capital gains for the taxable year as the Company may designate. A stockholder would be deemed to have paid his share of the tax paid by the Company on such undistributed capital gains, which would be credited or refunded to the stockholder. The stockholder's basis in his Common Stock would be increased by the amount of undistributed long-term capital gains included in the stockholder's long-term capital gains, less such stockholder's share of the capital gains tax paid by the Company. As discussed below, stockholders should note that the IRS has issued Notice 97-64 which provides interim guidance on the proper treatment of capital gains dividends and undistributed capital gains for individuals, estates and certain trusts.

        As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. Stockholders out of current or accumulated earnings and profits (and not designated as a capital gain dividends) will be taken into account by such U.S. Stockholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term "U.S. Stockholder" means a holder of Common Stock that for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust and (v) is not an entity that has a special status under the Code (such as a tax-exempt organization or dealer in securities). Subject to the discussion below regarding the changes to the capital gains tax rates, distributions that are designated as capital gains dividends will be taxed as capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his or her Common Stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

        The Taxpayer Relief Act of 1997 (the "1997 Tax Act") alters the taxation of capital gain income. Under the 1997 Tax Act, individuals (as well as estates and certain trusts) who hold capital assets for more than 18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Gains from capital assets held for more than 12 months but not more than 18 months may be taxed at a maximum mid-term capital gain rate of 28%. The 1997 Tax Act also provides a maximum rate of 25% for "unrecaptured section 1250 gain" for individuals, trusts, and estates and special rules for "qualified 5-year gain," and makes other changes to prior law. The 1997 Tax Act allows the IRS to prescribe regulations on how the 1997 Tax Act's new capital gain rates will apply to sales of capital assets by "pass-through entities," which include REITs such as the Company. IRS Notice 97-64 describes temporary regulations that will be issued in regard to the proper treatment of capital gain dividends and undistributed capital gains of REITs and gives interim guidance that should be followed in this area until further notice. To the extent that the Company has net capital gain for a taxable year, dividends paid during the year (or that are deemed to be paid for taxable years beginning after December 31, 1997) may be designated by it as capital gain dividends. In general, a capital gain dividend is treated by the stockholders as a gain from the sale or exchange of a capital asset held for more than one year. If the Company designates a dividend as a capital gain dividend for a taxable year ending on or after May 7, 1997, it may also designate the dividend as a 20% rate gain distribution, an unrecaptured section 1250 gain distribution, or a 28% rate gain distribution. Unless specifically designated otherwise by the Company, a distribution designated as a capital gain dividend will be taxable as a 28% rate gain distribution. If any capital gain dividend is received on or after May 7, 1997, but is treated as being paid during a taxable year that ends on or before that date, the dividend will be taxable as a 28% rate gain distribution. This interim guidance may be changed in the future. As a result, prospective investors are urged to consult their own tax advisors with respect to the proper treatment of capital gain dividends and undistributed capital gains.

        Distributions, other than capital gain dividends, in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's Common Stock, the distribution will be treated as long-term capital gain or loss if the shares of Common Stock have been held for more than 12 months (or, in the case of individuals, estates and certain trusts, mid-term capital gain or loss if the shares have been held for more than 12 months but not more than 18 months and long-term capital gain or loss if the shares have been held for more than 18 months) and otherwise as short-term capital gain or loss. In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a special date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

        Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of Common Stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the stockholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest deduction limitations. Capital gain distributions and capital gains from the disposition of Common Stock (and distributions treated as such) will be treated as investment income for purposes of the investment interest deduction limitations only if and to the extent the stockholder so elects, in which case such capital gain distributions and capital gains will be taxed at ordinary income rates to the extent of such election. The Company will notify stockholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

        Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Redemption Shares offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company, including the possibility of United States income tax withholding on Company distributions.

                                 USE OF PROCEEDS

        The Company will not receive any proceeds in connection with the issuance of the Redemption Shares offered hereby, although the Company will acquire Units in exchange for any Redemption Shares it issues.


                              PLAN OF DISTRIBUTION

        This Prospectus relates to the possible issuance by the Company of the Redemption Shares if, and to the extent that, certain holders of the Units tender such Units for redemption and the Company elects to acquire such tendered Units for shares of Common Stock. The Company has registered the Redemption Shares for sale pursuant to its obligations under the Registration Rights Agreement, but registration of such shares does not necessarily mean that any of the Redemption Shares will be issued by the Company. The Company will not receive any proceeds from the issuance of Redemption Shares to Unitholders, although the Company will acquire Units from such Unitholders in exchange for Redemption Shares.

        The Company may from time to time issue up to 281,300 Redemption Shares upon the acquisition of an equivalent number of Units tendered for exchange. The Company will acquire one Unit in exchange for each Redemption Share that the Company issues in connection with these acquisitions. Consequently, with each exchange, the Company's interest in the Operating Partnership will increase.

        All expenses incident to the offering and sale of the Redemption Shares (other than brokerage and underwriting commissions and taxes of any kind and any legal, accounting and other expenses incurred by the Lexington Unitholders) shall be paid by the Company. The Company has agreed to indemnify the Lexington Unitholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
See "Registration Rights."

                                  LEGAL MATTERS

        Certain legal matters, including the legality of the Securities, will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. William B. King, whose professional corporation is a partner in Goodwin, Procter & Hoar LLP, is Secretary of the Company and is the beneficial owner of approximately 8,700 shares of Common Stock.


                                     EXPERTS

        The consolidated financial statements and schedule of the Company as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 contained in the Company's Annual Report on Form 10-K, and the combined statement of revenues and certain expenses of the Acquisition Properties (as defined therein) for the year ended December 31, 1996 contained in the Company's Current report on Form 8-K dated September 30, 1997 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG Peat Marwick LLP audits and reports on financial statements of the Company issued at future dates, and consents to the use of their report thereon, such financial statements also will be incorporated by reference in the Registration Statement in reliance upon their report and said authority.

================================================================================


    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                           ---------------------------


                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Available Information ....................................................     2

Incorporation of Certain Documents by
  Reference ..............................................................     2

Prospectus Summary .......................................................     4

Risk Factors .............................................................     6

The Company ..............................................................    12

Description of Securities to be Registered ...............................    12

Restrictions on Transfers ................................................    14

Description of Units and
  Redemption of Units ....................................................    16

Registration Rights ......................................................    23

Federal Income Tax Considerations ........................................    23

Use of Proceeds ..........................................................    26

Plan of Distribution .....................................................    26

Legal Matters ............................................................    26

Experts ..................................................................    26

                           ---------------------------



================================================================================


================================================================================

                                 281,300 SHARES



                           BRADLEY REAL ESTATE, INC.



                                  COMMON STOCK



                              --------------------

                                   PROSPECTUS

                              --------------------






                               December __, 1997







================================================================================

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) anticipated to be paid by the Company in connection with the issuance and distribution of the Securities.

        SEC Registration fee                                      $ 1,650
        Legal fees and expenses                                    20,000
        Accounting fees and expenses                               30,000
        Printing fees and expenses                                  2,000
        Transfer and Agency fees                                    1,000
        Miscellaneous                                               5,350
                                                                  -------
        TOTAL                                                     $60,000
                                                                  =======


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Maryland General Corporation Law ("MGCL") permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The charter of Bradley Real Estate, Inc. (the "Company") contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

        The charter of the Company authorizes it, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to
(i) any present or former director, officer, agent, employee or plan administrator of the Company or of its predecessor Bradley Real Estate Trust (the "Trust") or (ii) any individual who, at the request of the Company, serves or has served in any of these capacities with another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise. The Bylaws of the Company obligate it, to the maximum extent permitted by Maryland law, to indemnify (a) any present or former director or officer of the Company, (b) any individual who, at the request of the Company, serves or has served another corporation, partnership, joint venture, trust or other enterprise as a director or officer or (c) any present or former Trustee or officer of the Trust.

        The MGCL requires a corporation (unless its charter provides otherwise, which the Company's charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the MGCL requires a corporation as a condition to advancing expenses, to obtain (x) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation as authorized by the bylaws and (y) a written statement by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

        The Company has claims-made directors and officers liability insurance policies that insure the directors and officers of the Company against loss from claimed wrongful acts and insure the Company for indemnifying the directors and officers against such loss. The policy limits of liability are $10,000,000 each policy year and are subject to a retention of $150,000 of loss by the Company.

ITEM 16.  EXHIBITS.

------------------

Exhibit No.           Description

  **1.1    Form of Underwriting Agreement.
    4.1    Articles of Amendment and Restatement of Bradley Real Estate, Inc.,
           incorporated by reference to Exhibit 3.1 of the Company's Current
           Report on Form 8-K dated October 17, 1994.
    4.2    By-laws of Bradley Real Estate, Inc., incorporated by reference to
           Exhibit 3.3 of the Company's Current Report on Form 8-K dated
           October 17, 1994.
    4.3    Form of Common Stock Certificate, incorporated by reference to
           Exhibit 4.1 of the Company's Current Report on Form 8-K dated October
           17, 1994.
    4.4    Second Restated Agreement of Limited Partnership of Bradley Operating
           Limited Partnership, dated as of September 2, 1997, incorporated by reference to the Operating Partnership's Registration Statement on
           Form 10.
   *5.1    Opinion of Goodwin, Procter & Hoar LLP as to the legality of the
           Securities being registered.
   *8.1    Opinion of Goodwin, Procter & Hoar LLP as to certain tax matters.
  *23.1    Consent of KPMG Peat Marwick LLP.
   23.2    Consent of Goodwin, Procter & Hoar LLP (included in Exhibits 5.1 and
           8.1 hereto).
   24.1    Powers of Attorney (included on the signature page hereof).
  *99.1    Registration Rights Agreement, dated January 1, 1997, between the
           Company and Lexington Holding Company

----------------------

*          Filed herewith.
**         To be filed by amendment or incorporated by subsequent reference.

ITEM 17.  UNDERTAKINGS.

        (a)    The undersigned registrant hereby undertakes:

                      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                             (i)    To include any prospectus required by
                      Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act")

                             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the undersigned registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the registration statement;

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Northbrook, State of Illinois on December 16, 1997.

                                             BRADLEY REAL ESTATE, INC.


                                             By:   /s/ Thomas P. D'Arcy
                                                 ----------------------------
                                                 Thomas P. D'Arcy, President

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated, each of whom also constitutes and appoints Thomas P. D'Arcy and Irving E. Lingo, Jr., and each of them singly, his true and lawful attorney-in-fact and agent, for him, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and a further registration statement filed conforming to Rule 462(b) under the Act relating to securities of the same class(es) registered under this Registration Statement and to file the same and all exhibits thereto and any other documents in connection therewith with the Securities and Exchange Commission, granting unto each attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Name                             Title                       Date
         ----                             -----                       ----

/s/ Thomas P. D'Arcy           President, Chief Executive     December 16, 1997
-------------------------      Officer and Director
THOMAS P. D'ARCY

/s/ Irving E. Lingo, Jr.       Senior Vice President and      December 16, 1997
-------------------------      Chief Financial Officer
IRVING E. LINGO, JR.

/s/ David M. Garfinkle         Controller                     December 16, 1997
-------------------------
DAVID M. GARFINKLE

/s/ Joseph E. Hakim            Director, Chairman of          December 16, 1997
-------------------------      the Board
JOSEPH E. HAKIM

/s/ William L. Brown           Director                       December 16, 1997
-------------------------
WILLIAM L. BROWN

/s/ Stephen G. Kasnet          Director                       December 16, 1997
-------------------------
STEPHEN G. KASNET

/s/ Paul G. Kirk, Jr.          Director                       December 16, 1997
-------------------------
PAUL G. KIRK, JR.

/s/ W. Nicholas Thorndike      Director                       December 16, 1997
-------------------------
W. NICHOLAS THORNDIKE

/s/ A. Robert Towbin           Director                       December 16, 1997
-------------------------
A. ROBERT TOWBIN

                                  EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

   **1.1      Form of Underwriting Agreement.

     4.1      Articles of Amendment and Restatement of Bradley Real Estate,
              Inc., incorporated by reference to Exhibit 3.1 of the Company's
              Current Report on Form 8-K dated October 17, 1994.

     4.2      By-laws of Bradley Real Estate, Inc., incorporated by reference to
              Exhibit 3.3 of the Company's Current Report on Form 8-K dated
              October 17, 1994.

     4.3      Form of Common Stock Certificate, incorporated by reference to
              Exhibit 4.1 of the Company's Current Report on Form 8-K dated
              October 17, 1994.

     4.4      Second Restated Agreement of Limited Partnership of Bradley
              Operating Limited Partnership, dated as of September 2, 1997, incorporated by reference to the Operating Partnership's
              Registration Statement on Form 10.

    *5.1 Opinion of Goodwin, Procter & Hoar LLP as to the legality of the Securities being registered.

    *8.1      Opinion of Goodwin, Procter & Hoar  LLP as to certain tax matters.

   *23.1      Consent of KPMG Peat Marwick LLP.

    23.2 Consent of Goodwin, Procter & Hoar LLP (included in Exhibits 5.1 and 8.1 hereto).

    24.1      Powers of Attorney (included on the signature page hereof).

   *99.1 Registration Rights Agreement, dated January 1, 1997, by and between the Company and Lexington Holding Company


----------------------

*             Filed herewith.
**            To be filed by amendment or incorporated by subsequent reference.